Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Naboso Technology, Inc.
6825 W Galveston Street Suite 9
Chandler, AZ 85226
https://www.naboso.com/

Up to $1,069,998.66 in Common Stock at $0.81
Minimum Target Amount: $9,999.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Naboso Technology, Inc.
Address: 6825 W Galveston Street Suite 9 , Chandler, AZ 85226
State of Incorporation: DE
Date Incorporated: October 24, 2016

Terms:

Equity

Offering Minimum: $9,999.45 | 12,345 shares of Common Stock
Offering Maximum: $1,069,998.66 | 1,320,986 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.81
Minimum Investment Amount (per investor): $149.04

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird (first 72 hours)

Friends and Family - First 24 hours | 15% bonus shares

Super Early Bird - Next 24 hours | 10% bonus

Early Bird Bonus - Next 24 hours | 5% bonus shares

Volume

Tier 1 perk - ($250 + Pair of Duo Insoles)

Tier 2 perk - ($500 + Pair of Duo Insoles + Neuro Ball)

Tier 3 perk - ($1000 + Pair of Duo Insoles + NeuroBall + 25% off sitewide 2x a year)

Tier 4 perk - ($5,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year)

Tier 5 perk - ($10,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year + 5% bonus shares)

Tier 6 perk - ($25,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year + 10% bonus shares)

Tier 7 perk - ($50,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year + 15% bonus shares)

All perks that occur when the offering is complete must be added right below the company perks.

The 10% StartEngine Owners' Bonus

Naboso will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.81 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Naboso Technology is a health and wellness company that develops products to optimize the way people move. Our product catalog currently includes insoles, mats, flooring and accessory products. Our innovative products are uniquely designed with a patent-pending material that stimulates the nerves in the bottom of the feet to increase foot and body awareness. We have applications in the medical, wellness and performance spaces.

Competitors and Industry

<u>Industry</u>

We are the only sensory insole on the market with all other insoles and orthotics in this $3.6 billion Foot Insoles market* looking at foot function and movement from a biomechanical perspective.

<u>Competition</u>

The top players including Super Feet, Power Steps and Dr. Scholls are overlooking this vital aspect of foot function. Trends in the insole and orthotic market show that the boomer population and increase in diabetes are two of the greatest contributors to market growth. We believe both of these conditions are best treated from a sensory perspective.

*https://www.businesswire.com/news/home/20170118005523/en/Foot-Insoles-Market-to-Grow-to-USD-3.6-Billion-by-2021-Technavio

Current Stage and Roadmap

<u>Current Stage & Future Roadmap</u>

We are in our revenue stage of development with 60% of that revenue D2C and the other 40% from B2B and distributors. We oversee e-commerce D2C sales in the United States, Europe and soon in Australia. In addition, we have 9 global distributors and over 50 resellers in the United States.

Our projected growth is based on continued marketing, medical research/pilot programs and strategic partnerships in the medical, wellness and performance industries.

The Team

Officers and Directors

Name: Dr Emily Splichal

Dr Emily Splichal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO) & Co-Founder
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Overseeing company strategy and execution for domestic and global growth in both the D2C and B2B markets. Current salary is $0 for my position but I have 80% of the common stock shares.

Other business experience in the past three years:

- **Employer:** EBFA Global
  Title: Founder
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Professional educational content creation via online and live platforms.

Other business experience in the past three years:

- **Employer:** Center for Functional & Regenerative Podiatry
  Title: Podiatrist
  Dates of Service: July 01, 2012 - Present
  Responsibilities: Clinician in functional podiatry and patient care.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 8 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

This is a new and unproven industry

Sensory Insoles and Mats is a completely new product that we have recently introduced into the crowded field of footwear and orthotics. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. We have launched a product that overlaps with two well established industries – footwear and orthotics. It could be very difficult to persuade a large number of the participants in these industries to try something new and innovative. The Company will only be able to create value if people are persuaded to buy sensory insoles and mats. This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.

Rolling Closings

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Emily Splichal	10,000,000	Common Stock	82.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,320,986 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 12,200,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: March 31, 2021
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: $8,300,000.00
Conversion Trigger: Raising $1M in next round

Material Rights

There are no material rights associated with Convertible Note .

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 200,000
  Use of proceeds: Initial inventory at company launch
  Date: January 01, 2017

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Marketing
  Date: October 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $773,882, up approximately 68% from 2019 revenue of revenue of $461,172. As a result of more focus on the direct-to-consumer market, our higher-margin D2C sales were up 10%, offsetting a decline in B2B revenue due to COVID.

We believe that the increase in D2C sales was also associated with our rebranding and a new website which we launched in July 2020. This cleaner and more consistent brand messaging support consumer awareness and marketing engagement.

Cost of sales

Cost of sales in 2020 was $241,485, an increase of approximately $115,923, from costs of $125,562 in fiscal year 2019. The increase was largely due to an increase in production to lower our individual cost of goods at the manufacturing level. Increased costs were also associated with the fact that we launched 3 new products in 2020 which increased our total catalog from 8 to 11 products.

Gross margins

2020 gross profit increased by $196,786 over 2019 gross profit and gross margins as a percentage of revenues stayed consistent with 68.8% in 2020 and 72.8% in 2019. This average gross margins of approximately 70% are reflective of the split revenue of 60% direct to consumer and 40% business to business.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development. Expenses in 2020 increased $172,717 from 2019. Approximately $100,000 of this increase was due to our rebrand and development of the new website. The Company hired Digital Surgeons to oversee this brand study, website development and marketing strategy.

Historical results and cash flows:

Last year's (2019) cash flow is directly related to our rebrand and website development which has laid the foundation for future growth and marketing strategies. We project that successive years will trend strongly upward similar to our trend of 68% growth for 2020.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $62,014 as cash on hand, plus an additional $10,178 in accounts receivable. This combined with $47,698 and $158,058 in inventory all brings our combined capital resources to $283,975.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

For the current stage of growth, the funds of this campaign are very important to our rate of growth. To date, much of our growth has been from profits of our gross margins, however, it is important for market validation that we grow at a faster pace. This pace is directly linked to the campaign funds for this offering.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company is viable without the funds of this campaign, however, the growth rate of the Company is directly related to the funds of this campaign.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

If we raise our minimum and stay at our current sales rate and burn rate we'd be able to continue to grow at a steady rate but not at the 75% growth we saw in 2020. We project that we could continue to operate through 2021 at our current rate.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to operate to acquisition if we raise our maximum. The maximum raise will allow the expansion of our team and increase marketing, both of which will increase revenue. If we hold at 70% gross margins we project to be profitable starting in 2021 and then continue that trend until acquisition.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company plans to maintain its growth through the maximum raise of this campaign, as well as from profit of sales. This should support our growth until we hopefully complete a Series A funding in 2 - 3 years.

Indebtedness

- **Creditor:** Convertible promissory note
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2021
  On October 1, 2019, the Company borrowed $50,000 at a rate of interest of 8%. All unpaid interest and principal are owed on March 31, 2021. As of December 31, 2020, and 2019, the accrued interest payable was $5,019 and $1,008, respectively. The promissory note is convertible to Capital Stock if the Company sells more than $1 million in capital stock. The conversion shall happen automatically at a conversion price of $250,000 plus accrued and unpaid interest.

- **Creditor:** SBA – Economic Injury Disaster Loan
  Amount Owed: $204,900.00
  Interest Rate: 3.75%
  Maturity Date: April 01, 2021
  – On April 23, 2020, the Company qualified and received $204,900 with an interest rate of 3.75%. The terms of this note are that the first year of interest of 3.75% has been deferred for one year and that deferment is included in the principal due commencing on May 1, 2021. The new principal in effect will be $212,891 on April 1, 2021. The monthly payment of approximately $986 is

payable over the next 30 years (maturity date is April 1, 2051).

- **Creditor:** Kabbage
  Amount Owed: $26,800.00
  Interest Rate: 24.0%
  Maturity Date: December 31, 2020
  On February 6, 2018, the Company signed a revolving line of credit with interest rates ranging from 21-24%. As of December 31, 2020, and 2019, the Company owed $26.800 and $19,817, respectively. The interest expense incurred in 2020 was $13,788, and for 2019 was $9,613.

- **Creditor:** Paypal
  Amount Owed: $37,510.00
  Interest Rate: 15.9%
  On January 27, 2020 signed an agreement to borrow $85,000 repayable in 52 weekly installments of $1,894.89, including interest, at 15.90% (360-day basis). As of December 31, 2020, the Company owed $37,510. The interest expense incurred in 2020 was $8,589.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,882,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. Our current valuation is a reflection of our past trends in growth, market opportunity and revenue multiples. With our increased sales force and momentum in the market we project to double our growth into 2021 and again into 2022.

We believe that there will remain a strong reseller growth opportunity for the foreseeable future, and this condition is expected to persist well beyond the next five years. The market for insoles is approximately $3.8 Billion in 2020. We believe that our products will be able to address a minimum of five percent (5%, or $190 million) of this market over time. By the year 2024, the Company believes it will be fulfilling slightly less than 1% ($25 million) of the market using Direct-to-Consumer and a variety of pre-existing distributor and reseller sub-channels that are already established in the market.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.45 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Marketing and brand awareness is the cornerstone of growth for Naboso Technology. If we raise the minimal goal then all funds will go towards are marketing efforts in the form of digital ads.

If we raise the over allotment amount of $1,069,998.66, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Marketing and brand awareness is an important aspect of both D2C and B2B growth. Our marketing strategy includes digital marketing, Amazon ads and trade shows or industry marketing.

- *Company Employment*
  30.0%
  A strong team is the foundation through which the rest of our growth is built. From our executive team to supporting staff in sales, marketing and operations we are expanding our team to scale.

- *Inventory*
  15.0%
  A strong supply chain of inventory and forecasting will support the projected growth of Naboso. Funds will be used to increase our inventory to further drive down cost of goods.

- *Research & Development*
  15.0%
  The growth of the Naboso product line in the health and wellness space requires validation through pilot programs and independent research studies. Research is also a strategy to strengthen our competitive advantage.

- *Operations*
  11.5%
  Operation support is a key aspect to supporting global sales and distribution. Improved forecasting and supply chain will fall under our operations funding.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.naboso.com/ (https://www.naboso.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/naboso

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Naboso Technology, Inc.

[See attached]

NABOSO TECHNOLOGY, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 28, 2021

To: Board of Directors, NABOSO TECHNOLOGY, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of NABOSO TECHNOLOGY, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, shareholders' equity/deficit and cash flows for the fiscal year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

NABOSO TECHNOLOGY, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
ASSETS
See independent review report
(UNAUDITED)

	2020	2019
Current assets:		
Cash and cash equivalents - interest bearing	$ 62,014	$ 33,799
Accounts receivable, net of allowance for doubtful	10,178	8,955
Due from shareholders	47,698	42,698
Subscription stock receivables	6,000	-
Inventory	158,085	29,414
Prepaid Expenses	-	7,500
Total Current Assets	283,975	122,366
Property and equipment, at cost:		
Tooling and Molds	14,470	-
Office furniture	3,390	3,390
	17,860	3,390
Less: Accumulated depreciation	(5,413)	(3,390)
Property and equipment, net	12,447	-
Other assets:		
Website Development, net of amortization	93,500	-
Marketing Strategy Costs, net of amortization	69,388	-
Branding Costs, net of amortization	59,415	-
Patents, net of amortization	31,101	30,678
Trademark, net of amortization	13,570	14,789
Security Deposits	9,353	9,353
Research & Development costs, net of amortization	9,074	4,051
Organizational Costs, net of amortization	1,833	3,666
General IP, net of amortization	681	967
Total Other Assets	287,914	63,504
	$ 584,336	$ 185,870

See accompanying notes to these financial statements.

NABOSO TECHNOLOGY, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
LIABILITIES AND SHAREHOLDERS' EQUITY
See independent review report
(UNAUDITED)

	2020	2019
Current liabilities:		
Current portion of long term debt	$ 121,513	$ 5,679
Accounts Payable	195,460	40,572
Customer deposits	10,080	-
Credit card payables	4,246	-
Sales taxes payable	1,430	-
NYS and NYC corporation tax payable	1,000	-
Total current liabilities	333,729	46,251
Long-Term Liabilities:		
SBA-Economic Injury Disaster Loan	200,916	-
Convertible Note Payable	-	51,008
Total Long-Term Liabilities	200,916	51,008
Total liabilities	534,645	97,259
Shareholders'/Partners' equity:		
Common stock, at par value	6,100	-
Additional paid-in capital	99,900	-
Accumulated Deficits	(56,309)	-
Partners' capital	-	88,611
Total Shareholders' Equity	49,691	88,611
	$ 584,336	$ 185,870

See accompanying notes to these financial statements.

NABOSO TECHNOLOGY, INC.
STATEMENTS OF INCOME
AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2020 AND 2019
See independent review report
(UNAUDITED)

	2020 Amount	2019 Amount
Sales	$ 773,882	$ 461,172
Cost of sales	241,485	125,562
Gross Profit	532,397	335,611
Selling, general and administrative expenses	$ 483,679	310,962
Net income (loss) from operations	48,718	24,648
Other income (expense):		
Amortization & Depreciation Expenses	(64,485)	(23,808)
Interest Expense	(26,388)	(10,621)
Foreign Exchange Gain/(Loss)	(1,765)	(168)
Total Other Income (Expense) - Net	(92,638)	(34,597)
Income/(Loss) before Provision for Income Taxes	(43,920)	(9,949)
Provision for income taxes	1,000	-
Net Loss	(44,920)	(9,949)
Accumulated deficits, at beginning	(11,389)	(1,440)
Accumulated deficits, at end	$ (56,309)	$ (11,389)

See accompanying notes to these financial statements.

NABOSO TECHNOLOGY, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019
See independent review report
(UNAUDITED)

	2020	2019
Cash Flows From Operating Activities:		
Net loss	$ (44,920)	$ (9,949)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization & Depreciation	66,507	26,898
Changes in operating assets and liabilities:		
Trade receivables	(1,223)	(5,982)
Inventories	(128,670)	(32,048)
Due from shareholders	(5,000)	(6,655)
Subscription stock receivables	(6,000)	-
Prepaid	7,500	(7,500)
Accounts payable and accrued expenses	154,888	11,573
Accrued interest payable	4,011	1,008
Customer deposits	10,080	-
Credit cards payable	4,246	-
Sales Taxes Payable	1,430	-
Corporation taxes payable	1,000	-
Net Cash Provided by (Used by) Operating Activities	63,849	(22,655)
Cash Flows From Investing Activities:		
Intangible assets	(288,895)	(11,067)
Tooling and molds	(14,470)	(3,390)
Security deposit	-	(9,353)
Net Cash Used by Investing Activities	(303,365)	(23,810)
Cash Flows From Financing Activities:		
Loan proceeds	328,213	50,000
Capital stock proceeds	6,000	-
Repayment of loan payable	(66,482)	(18,254)
Net Cash Provided by Financing Activities	267,731	31,746
Net Increase (Decrease) in Cash	28,215	(14,719)
Cash at the Beginning of Year	33,799	48,518
Cash at End of Year	$ 62,014	$ 33,799
Supplemental disclosure of cash paid:		
Interest	$ 22,377	$ 9,613

See accompanying notes to these financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   a. Nature of Operations – Naboso Technology, Inc. (the "Company") is organized under the laws of Delaware. The Company is a health & wellness enterprise that develops products to optimize the way people move by helping them reconnect to the sensory side of movement. Our product line includes insoles, mats, flooring, and accessory products.

   b. Entity type – the Company converted from being limited liability company to a corporation on January 2, 2020.

   c. Use of Estimates - The preparation financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   d. Accounts Receivables, net, of allowance for doubtful accounts – Included in Accounts Receivables, net, are amounts primarily related to customer receivables. The Company estimates losses on receivables based on troubled accounts and historical experiences of losses incurred.

   e. Inventories – Inventories are stated at the lower of cost or market, determined by the average cost method.

   f. Property and Equipment – Property and equipment are depreciated using straight line and accelerated methods over the estimated useful lives of the various assets as follows: Tooling and molds: 3 years; Office equipment and furniture: 7 years. Depreciation expense was $2,023 in 2020 and $3,390 in 2019.

   g. Revenue recognition- The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

   Revenues recognized include product sales, billings for freight and handling charges. The Company recognizes product sales and billings for freight and handling charges primarily as the product is shipped to the customer.

   h. Advertising – All advertising costs are expensed in the year incurred. Advertising expense was $161,902 in 2020 and $31,507 in 2019.

   i. Cash Equivalents – The Company considers all highly liquid investments purchased with maturity of three months or less to be cash equivalents.

h. Fair Value of Financial Instruments – Management believes that the carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the short-term nature of these instruments.

i. Fair Value Measurements - In accordance with the accounting standard for fair value measurements, the Company has determined that the carrying amount of its long-term debt also approximates fair value, based on its assessment of the inputs of third parties would use in pricing the liability.

j. Income Taxes – Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their

k. Income Taxes – continued
    tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

j. Uncertainty in Income Taxes – Effective for fiscal 2011, the Company adopted the uncertainty in income taxes accounting standard, which provides measurement, presentation and disclosure guidance related to uncertain tax positions. The Company's adoption of this standard had no effect on its financial condition or results of operations. Approximately three to four years of income tax filings remain open for examination depending on the jurisdiction and tax issues involved and subject to numerous exceptions.

2. INTANGIBLE ASSETS

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. Patents, trademarks, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. Customer relationships, brands and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 2 to 5 years. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

The following outline of intangible assets details the amortized life used:

Description:	Amortizable years:
a. Branding	2
b. Marketing Strategy costs	2
c. Website development	3
d. Patents	5
e. Trademarks	5
f. General IP	5
g. Research & Development	2
h. Organization costs	5

3. MINIMUM FUTURE RENTAL COMMITMENTS

The Company leased office-warehouse space in Brooklyn, NY (lease term was from February 1, 2019 – January 31, 2021). The rent expense was $39,644 and $31,928 for the years 2020 and 2019, respectively.

The Company commenced a lease on January 1, 2021 for an office-warehouse property in Chandler, AZ (65-month lease term commencing January 1, 2021 through May 31, 2026). The security deposit is $8,141.38. The Company is to pay for pro rata share of operating expenses and real estate taxes.

The minimum operating lease payments for future calendar years are as follows:

2021	$ 53,369
2022	87,581
2023	90,542
2024	94,736
2025	40,707
Total	$464,632

4. PROVISION FOR INCOME TAXES

The provision for income taxes includes the following components:

	2020
Federal:	
Current	$ -0-
Deferred	-0-
	-0-
State and local:	
Current	1,000
Deferred	-0-
	-0-
	$ 1,000

The Company was an LLC prior to 2020. An LLC enterprise does not have entity level tax liabilities.

5. LINES OF CREDIT AND NOTES PAYABLE

a. **Convertible promissory note -** On October 1, 2019, the Company borrowed $50,000 at a rate of interest of 8%. All unpaid interest and principal are owed on March 31, 2021. As of December 31, 2020, and 2019, the accrued interest payable was $5,019 and $1,008, respectively.

The promissory note is convertible to Capital Stock if the Company sells more than $1 million in capital stock. The conversion shall happen automatically at a conversion price of $250,000 plus accrued and unpaid interest.

b. **SBA – Economic Injury Disaster Loan –** On April 23, 2020, the Company qualified and received $204,900 with an interest rate of 3.75%. The terms of this note are that the first year of interest of 3.75% has been deferred for one year and that deferment is included in the principal due commencing on May 1, 2021. The new principal in effect will be $212,891 on April 1, 2021. The monthly payment of approximately $986 is payable over the next 30 years (maturity date is April 1, 2051).

Payments related to the long-term note payable described above for the year ending December 31, 2020 are as follows:

2021	$ 2,593
2022	4,014
2023	4,167
2024	4,325
2025	4,491
Thereafter	193,301
Total	$212,891

c. **Kabbage** - On February 6, 2018, the Company signed a revolving line of credit with interest rates ranging from 21-24%. As of December 31, 2020, and 2019, the Company owed $26.800 and $19,817, respectively. The interest expense incurred in 2020 was $13,788, and for 2019 was $9,613.

d. **Paypal** – On January 27, 2020 signed an agreement to borrow $85,000 repayable in 52 weekly installments of $1,894.89, including interest, at 15.90% (360-day basis). As of December 31, 2020, the Company owed $37,510. The interest expense incurred in 2020 was $8,589.

6. **CONCENTRATION OF CREDIT RISK**

Revenue concentrations for the years ended December 31, 2020 and 2019 and the accounts receivable concentrations on December 31, 2020 and 2019 were as follows:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	Accounts Receivable At December 31, 2020	December 31, 2019
Customer A	9.8%	10.9%	62.9%	97.7%
Customer B	5.4.%	9.1%	18.0%	2.3%
Customer C	2.8%	5.5%	10.7%	0.0%
Total	18.0%	25.5%	91.7%	100.0%

The Company mitigates against customer credit risk by monitoring and evaluating their credit. worthiness.

7. **GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through January 28, 2021, the date the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Naboso is pending **StartEngine Approval.**

Naboso

Movement is life, life is sensory





NABOSO

Website | Chandler, AZ | HEALTH TECH | CONSUMER PRODUCTS

$200.07 raised

1 Investor	**$9.88M** Valuation
$0.81 Price per Share	**$149.04** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Naboso has developed a proprietary textured material that has proven to have an instantaneous effect on enhancing movement. Using their unique material, they've manufactured sensory insoles, mats, and flooring — all of which activate the nervous system through stimulation of the feet. While continuing to innovate within the health and wellness space, Naboso continues to positively impact the lives of those living with chronic neurological conditions along with elite level athletes and everyone in-between.

Overview | Terms | Updates | Comments | Follow

Reasons to Invest

- 68% revenue growth over the past year during a global pandemic. Naboso has global distribution in 9 countries, and oversees direct-to-consumer sales throughout the U.S. and Europe, with continued product innovations and partnership licensing.
- Innovative textured product lines have proven to increase balance, gait, strength, stability, and posture with applications in medical, wellness and performance.

- Founded by a renowned podiatrist and global leader in barefoot training and rehabilitation with many media appearances including The Today Show, The Oprah Winfrey Show, and The Doctors.











APPEARANCES IN

CIVILIAN

AW ATHLETICS WEEKLY

DIGITAL TRENDS

WELL+GOOD

South China Morning Post

NeurologyLive

MULTIPLE SCLEROSIS NEWS TODAY

Men'sHealth

GREAT DAY LIVE

Forbes

AthleticBusiness

OVERVIEW

Innovative products backed by texture science that change the way people move, instantly

Naboso has developed a proprietary textured material that instantly strengthens the neurological connection between one's brain and their feet. This sensory material serves as the foundation for a variety of products that optimize movement from the ground up, all while promoting maximum body awareness and muscle recruitment.

Whether you are an elite athlete, someone living with a chronic neurological condition like neuropathy, or an individual working on their feet all day long, Naboso's products are here to keep you connected to your foundation.

OTHER INSOLES



NABOSO INSOLES

THE PROBLEM

The footwear and insole markets are ruining more than just feet

Feet were never meant to be crammed into narrow shoes, smashed down into cushioned soles and disconnected from the sensory stimulation of each step we take. Inhibiting toe spread, along with the reduction of foot sensation over time, can lead to foot pain, deformities, movement disorders, and postural and muscular imbalances.

Meanwhile, the insole market continues to focus on artificial arch support and cushion, both of which are often short-term solutions that lead to greater muscular compensations and a disconnect from our feet. As a result, we are improperly positioning our feet and overlooking one of the most important factors for foot strength and body coordination: sensory stimulation.

With sensory stimulation as the foundation to movement, current footwear and insoles actually contribute to a sensory disconnect between the body and the ground we walk on. This sensory disconnect has been shown to contribute to atrophy of foot muscles, poor posture and even increases fall risk.



THE SOLUTION

An instant brain and body connection that starts at your feet

It's time to bring the power of barefoot back into footwear and insoles. With Naboso's proprietary textured product line, feet are now able to stay stimulated regardless of the footwear or environment we are in. As the only sensory product line on the market, Naboso is helping to awaken the areas of the brain that allow for an instantaneous increase in neuro-muscular control. By increasing the neurological connection between the brain and the body's foundation, Naboso enhances movement and body control.

Feel it

WHY INVEST

Naboso has created an entirely new category that is changing lives through movement

Founded by passion for the health and wellness of others, Naboso is unlike any other insole or mat on the market. Led by a Functional Podiatrist with a deep understanding of texture science and the benefits of foot stimulation, Naboso's approach is simple: Stimulate the feet. Activate the brain. Utilize more of the body.

Customers from NASA, FYZICAL Balance Centers, and the MS Mandell Center are experiencing the powerful effects of foot stimulation and the Naboso textured product line. Patients at these centers are experiencing the power of sensory input and agree that Movement is life, and life is sensory.


MEDICAL

MEDICAL

Hartford HealthCare	Hanger Clinic	Mandell Center for Multiple Sclerosis	FYZICAL Therapy & Balance Centers

WELLNESS

StanleyBlack&Decker	NASA	Curves	Project Walk Foundation

PERFORMANCE

Titleist	Therabody	BODITRAK	BACHIK METHODS

Accessing several industries on the rise with the use of texture science

There are over 20 million adults in the US living with neuropathy or the inability to feel their feet (source), 43 million Americans who report experiencing foot pain every year (source), and approximately 65% of employees report prolonged standing at work causing over $2.6 billion in associated ergonomic health care costs (source).

The global insole market is on its way to reaching $3.68 billion (source), with diabetes and the aging population as the biggest drivers to this market growth.

In addition, the global footwear industry is worth $365 billion (source); all of which Naboso fits into.

TRACTION LED BY PROVEN RESULTS

Naboso makes a difference

A 2020 Stanley Black & Decker pilot study showed that standing employees who wore Naboso insoles for six weeks experienced a 93% decrease in reported foot pain, 78% decrease in reported back pain, and 87% decrease in reported musculoskeletal fatigue. This was all associated with a reported 77% increase in productivity.

In the past year Naboso had 68% growth in revenue, as well as expansion into the European and Asian markets, and the launch of two new product innovations. Naboso has global distribution in nine regions and sells direct to consumers through a newly designed e-commerce platform in the U.S., across Europe, and, starting February 2021, in Australia.

The power of Naboso is not only in their textured product line but also in the licensing opportunities of their proprietary material. With 5 license agreements including Xero Shoes, Power Plate, True Form Runner, BodiTrak and RAD Roller, the impact of Naboso is outreaching their network within medical, wellness and performance.



93% ↓
decrease in
reported foot pain





78% ↓ decrease in reported
back pain

87% ↓ decrease in reported
musculoskeletal fatigue

77% ↑ increase in productivity



68% ↑
growth in revenue

WHAT NABOSO DOES

Increasing strength, balance, posture, and gait starting in the sole

The brain can only control what it's connected to. Using the Naboso product line to stimulate the bottom of the feet keeps your body and brain connected. An increase in foot and body awareness allows for optimal movement and puts you in control of your full potential. Optimized movement is for everyone, and so is Naboso.













THE BUSINESS MODEL

Selling direct to consumer and business to business

The Naboso product portfolio is comprised of 5 insoles, 4 mats, a newly launched release ball, floor paneling, and texture sheets that are currently sold to orthotic labs. In addition to Naboso manufactured products, there are also five licensed product collaborations with companies such as Xero Shoes, TrueForm Runner, RAD Roller, Boditrak, and Power Plate.

DTC accounts for 60% of sales revenue. Naboso's newly designed website and e-commerce platform is increasing sales in the US and Europe, and products are also available for purchase on Amazon in the US, Canada, and Europe. Selling direct to consumer allows for a 94% profit margin on insoles, and 69% for mats.

BTB accounts for 40% of sales revenue. Naboso products are sold to retailers, resellers, and distributors across North America, Europe, Asia, and Australia. Selling business to business allows for an 88% profit margin on insoles, and 55% on mats.


NEURO
NABOSO
ACTIVATION
NABOSO
PERFORMANCE
NABOSO
DUO
NABOSO

94% profit margin on DTC insoles



69% profit margin on DTC mats



LICENSED PRODUCTS















POWER PLATE.
TRUEFORM
XERO SHOES Live Life Feet First!
BODITRAK
fitterfirst.

THE VISION

Change lives with movement

Naboso is redefining how the world perceives the foot, and will continue to educate the benefits of sensory science and texture stimulation. Naboso has one goal: enable people to move in their highest capacity for as long as possible, during any life stage.

Whether you are treating an ailment, going through recovery, living with an acute or chronic neurological disorder, on your feet for extended periods of time, hitting your next training session, or preparing for a big game, movement is life, and Naboso is there every step of the way.





Podiatrist. Entrepreneur. Founder.

Founder of Naboso, Dr. Emily Splichal has been traveling the world to share her unique approach to human movement, foot function, and barefoot science. Having taught 25,000 professionals in 40 countries, Dr. Splichal has quickly become a global leader in barefoot training and rehabilitation.

In addition to industry leadership, Dr. Splichal has a strong media presence and has appeared on The Today Show, The Oprah Winfrey Show, The Doctors, HSN, The New Yorker, The L A Times, and Shape Magazine.





Dr. Emily Splichal
Founder and CEO



Michael Imperatore
Chief Revenue Officer



Ingrid Belo
Lead Generation
Specialist



**Alexandria
Burkfield**
Content Marketing



Michelle Castillo
Warehouse Manager

Agency Partners







Our Company Launches!

First textured yoga mat on the market

January 2017

July 2018

Past Event #2

Launch Neuro Insole to address foot awareness in neuropathy

Past Event #3

Launched first license agreement with Xero Shoes

July 2019

October 2019

Past Event #4

Accepted into Upward Labs Aged Car Accelerator

Past Event #5

Launched two new products, Neuro Ball & Duo Insoles

November 2020

February 2021

Launched on StartEngine

Now YOU can own a part of our company!

Future Event #1

Initiate research studies with MS Mandell Center & Hartford Healthcare

Spring 2021

Spring 2021

Future Event #2

Expand growth into neuro rehab and physical therapy market

Future Event #3

Expand global distribution from 9 countries to 15

End 2021

Early 2022

Future Event #4

Complete FDA Class 2 approval process

In the Press





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Offering Summary

Company :	Naboso Technology, Inc.
Corporate Address :	6825 W Galveston Street Suite 9 , Chandler, AZ 85226
Offering Minimum :	$9,999.45
Offering Maximum :	$1,069,998.66
Minimum Investment Amount (per investor) :	$149.04

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	12,345
Maximum Number of Shares Offered :	1,320,986
Price per Share :	$0.81
Pre-Money Valuation :	$9,882,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird (first 72 hours)

Friends and Family - First 24 hours | 15% bonus shares

Super Early Bird - Next 24 hours | 10% bonus

Early Bird Bonus - Next 24 hours | 5% bonus shares

Volume

Tier 1 perk - ($250 + Pair of Duo Insoles)

Tier 2 perk - ($500 + Pair of Duo Insoles + Neuro Ball)

Tier 3 perk - ($1000 + Pair of Duo Insoles + NeuroBall + 25% off sitewide 2x a year)

Tier 4 perk - ($5,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year)

Tier 5 perk - ($10,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year + 5% bonus shares)

Tier 6 perk - ($25,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year + 10% bonus shares)

Tier 7 perk - ($50,000+ Pair of Duo Insoles + NeuroBall + 30% off sitewide 2x a year + 15% bonus shares)

All perks that occur when the offering is complete must be added right below the company perks.

The 10% StartEngine Owners' Bonus

Naboso will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.81 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Dr. Emily Splichal:
As a podiatrist, I was taught that our feet need to be in supportive shoes, in supportive orthotics and braces. That we are not designed to support our body anymore. And that if we don't have these artificial support devices, our body is going to collapse down. This just is not true.

Dr. Emily Splichal:
Hi, my name is Dr. Emily Splichal, functional podiatrist and CEO and founder of Naboso Technology. I founded Naboso Technology back in 2017, as a way to help people reconnect to the sensory side of their movement, regardless of their age or activity level. From a child to a weekend warrior to professional athletes, it is our vision that we can help these individuals find the optimization of their movement, by understanding the power of the human foot. When we look at the Naboso insole, we can see that there are small pyramids or nodes across the entire surface of the insole. These pyramids are a very specific height, shape, and distance to target the same nerve that we stimulate when the hand reads braille. Now, when we stand on the Naboso insoles and that nerve senses these two different points, it communicates with the brain to tell the foot and body where it is in space.

Dr. Emily Splichal:
There are dozens of textured, insole research studies that demonstrate efficacy of stimulating the nerves in the bottom of the feet. The Naboso product line is essentially commercializing and making this textured insole research available for these patients and individuals. When we look at the footwear market, which is a $300 billion market, a majority of these shoes are overly supportive, overly cushioned, and have heel-toe drops. When we look at insoles in orthotics, it's very similar to the footwear market. The Naboso insoles and product line is the only textured, two-point discrimination product line on the market that is optimizing stimulation of this specific mechanoreceptor in the feet. Your investment will be making a positive impact, not just on a society level, but an individual basis. I look forward to welcoming you to the Naboso family.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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